United States

Securities and Exchange Commission

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-26224	51-0317849
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

1100 CAMPUS ROAD

PRINCETON, NEW JERSEY 08540

(Address of principal executive offices)

Eric I. Schwartz Executive Vice President, Chief Legal Officer & Secretary	(609) 275-0500
(Name and telephone number, including area code, of the person to contact in connection with this report)

The rule pursuant to which this form is being filed, and the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2021.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This Form SD of Integra LifeSciences Holdings Corporation (the “Company”) has been prepared and filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2021 to December 31, 2021 (the “Reporting Period”).

A copy of the Company’s conflict minerals report prepared in accordance with the Rule for the Reporting Period is attached as Exhibit 1.01 to this Form SD and is also available at the following internet website https://www.integralife.com/ConflictMineralsPolicy.

The reference to Integra’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the conflict minerals report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

The Company has filed, as Exhibit 1.01 to this Form SD, the conflict minerals report required by Item 1.01.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

By:	/s/ Carrie Anderson	May 31, 2022
Carrie Anderson
Executive Vice President and
Chief Financial Officer